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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.     )*

Enstar Group Limited
(Name of Issuer)
Ordinary Shares, par value $1.00 per share
(Title of Class of Securities)
G3075P101
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G3075P101	13G	Page	2	of	6

1	NAMES OF REPORTING PERSONS J. Christopher Flowers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		1,121,988

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,226,445

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,226,445

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. G3075P101	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Enstar Group Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

P.O. Box HM 2267
Windsor Place, 3rd Floor
18 Queen Street
Hamilton, Bermuda HM JX

Item 2(a).	Name of Person Filing:

J. Christopher Flowers

Item 2(b).	Address of Principal Business Office or, if none, Residence:

717 Fifth Ave.
26th Floor
New York, NY 10022

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $1.00 per share (the “Ordinary Shares”)

Item 2(e).	CUSIP Number:

G3075P101

CUSIP No. G3075P101	13G	Page 4 of 6 Pages

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2 (b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act of 1934 (the “Exchange Act”);
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d- (b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

J. Christopher Flowers beneficially owns 1,226,445 Ordinary Shares. This amount includes 1,221,555 shares owned outright, 375 shares (171 of which were acquired subsequent to December 31, 2007) issuable pursuant to the Enstar Group Limited Deferred Compensation and Ordinary Share Plan for Non-employee Directors, and 4,515 shares issuable pursuant to restricted share units. The bye-laws of Enstar Group Limited reduce the total voting power of any U.S. shareholder or direct foreign shareholder group owning 9.5% or more of its Ordinary Shares to less than 9.5% of the voting power of all of Enstar Group Limited’s shares. As a result of this provision, Mr. Flowers only has voting power with respect to 1,121,988 of the shares he beneficially owns.

(b)	Percent of Class:

10.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,121,988

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,226,445

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. G3075P101	13G	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of a Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. G3075P101	13G	Page 6 of 6 Pages
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ J. Christopher Flowers
Dated: February 13, 2008	J. Christopher Flowers